EXHIBIT 2.01

This exhibit is an English translation of a foreign language document. The Company hereby agrees to supplementally furnish to the SEC, upon request, a copy of the foreign language document.

BANK KASSA NOVA JSC (SUBSIDIARY BANK OF FORTEBANK JSC)
ORDINARY SHARE PURCHASE AND SALE AGREEMENT

By and between

 FORTEBANK JSC,

And

 FREEDOM FINANCE JSC

Dated

July 29, 2020

ORDINARY SHARES PURCHASE AND SALE AGREEMENT

This Ordinary Shares Purchase and Sale Agreement (as defined below) (this “Agreement”) is made on July 29, 2020 by and between ForteBank joint stock company incorporated under the laws of the Republic of Kazakhstan, BIN 990740000683, located at the Republic of Kazakhstan, 010017, Nur-Sultan, Yessil district, Dostyk Str., Bldg. 8/1, duly represented by the Chairman of Management Board, Mr. Guram Andronikashvili, acting based on the Charter (“Seller”), and FREEDOM FINANCE joint stock company incorporated under the laws of the Republic of Kazakhstan, located at the Republic of Kazakhstan, 050040, Almaty, Al-Farabi Ave., 77/7, BC “Esentai Tower”, 7th floor, duly represented by the Chairman of Management Board, Mr. Sergey Lukyanov, acting based on the Charter (“Buyer”), collectively referred to as the Parties and individually as a Party.

PREAMBLE
WHEREAS the Seller owns all of the issued and outstanding ordinary shares ISIN KZ1C00003292 in total of 9 356 140 (Nine million three hundred fifty six thousand one hundred forty) shares (the “Ordinary Shares”), issued by Bank Kassa Nova joint stock company (Subsidiary bank of ForteBank joint stock company) BIN 090740019001, located at the Republic of Kazakhstan, 010000, Nur-Sultan, Yesil district, Dinmukhamed Konayev Str., Bldg. 10 (the “Bank”);

WHEREAS the Bank is the second-tier bank engaged in the business of commercial banking within the Republic of Kazakhstan (the “Business”);

WHEREAS the Seller wishes to sell to the Buyer and the Buyer wishes to purchase from the Seller, the Ordinary Shares subject to the terms and conditions set forth herein,

The Parties have agreed as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1
Terms. Unless otherwise provided herein, capitalized terms used in this Agreement have the meanings as specified in this Article:

Assets means resources controlled by the Bank as a result of past events, from which the Bank expects economic benefits in the future.

Affiliate of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

Audited Financial Statements means the Bank’s consolidated financial statements with the independent auditor’s report prepared in accordance with IFRS and included consolidated statement of financial position of the Bank as of December 31, 2019, 2018 and 2017, and relevant consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each year ended December 31, 2019, 2018 and 2017, as well as notes to the consolidated financial statements, including summary of significant accounting policies.

Balance Sheet means report of residues in on-balance and off-balance accounts of the second-tier bank as per Annex 2 to the Resolution of the National Bank of the Republic of Kazakhstan No.54 d/d 21.04.2020.

Bank Consultants has the meaning set forth in Section 8.3.

Bank’s Equity means capital of the Bank as specified in the consolidated statement of financial position or in the interim condensed consolidated statement of financial position of the Bank’s Financial Statements.

Business has the meaning set forth in the Recitals hereof.

Business Day means any day other than a Saturday, Sunday or other day on which the second-tier banks located in Almaty or Nur-Sultan, Republic of Kazakhstan, are authorized or required by Laws to be closed for business.

Buyer Confidential Information means all confidential or proprietary information relating to the business or operations of the Buyer or its Affiliates, including the Bank, after Closing, information and data related to sales, marketing, finance, production, operations, intellectual property, methods of operation, customers, customer lists, products, prices, costs, trade secrets, know-how, personnel, suppliers and competitors. Buyer Confidential Information does not include, and there shall be no obligation with respect to, information that: (a) is the Seller Confidential Information; (b) is generally available to the public or otherwise in the public domain as of the Closing Date; (c) becomes generally available to the public or otherwise in the public domain or known to the recipient after the Closing Date, other than as a result of impermissible disclosure by a Person with an obligation of confidentiality to the Buyer or its Affiliates; (d) is developed independently by or for the Seller without use of or reference to any Buyer Confidential Information and without violation of any obligation of confidentiality; (e) was already in the Seller’s possession free of any obligation to keep it confidential at the time of disclosure; or (f) is subject to disclosure to the third parties or Governmental Authorities in accordance with the requirements of applicable laws.

Net Book Value means value of assets on the Balance Sheet of the Bank as of the date of relevant transaction, that include (i) for financial assets – principal debt/nominal, accrued outstanding carry-over rate, unamortized portion of discount, unamortized portion of premium, as well as provisions for expected credit losses for financial assets, and (ii) for non-financial assets – acquisition cost less accumulated depreciation and impairment.

Closing means exchange of orders for the Ordinary Shares writing-off of the Seller’s personal account and placing of the Ordinary Shares to the Buyer’s personal account with Central Securities Depository JSC pursuant to Article 4 hereof.

Closing Date means date specified in the Seller’s notice to be given to the Buyer pursuant to Section 3.2, on which there shall be Closing.

Ordinary Shares has the meaning set forth in the Recitals hereof.

Contracts means agreement of two or more persons for establishment, alteration or termination of civil rights and obligations.

Pledge has the meaning set forth in Section 9.1.

Encumbrances means limitations of title arising under the Laws or agreement, and limiting capability of possession, use or disposition of that property.

Financial Statements means, collectively, the Audited Financial Statements and the Interim Financial Statements.

IFRS means the International Financial Reporting Standards issued by the International Accounting Standards Board.

AIFC means Astana International Financial Center JSC.

Indebtedness means without duplication: (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any cost associated with prepaying any such debt; (b) obligation to pay for fixed assets purchase price; (c) negative balances in bank accounts; (d) net cash payment obligations under swaps, options, derivatives and other hedging agreements or arrangements; (e) all liabilities relating to securitization or factoring programs or arrangements; and (f) other indebtedness not covered by clauses (a) to (e) above.

Intellectual Property has the meaning set forth in Section 5.10.

Interim Financial Statements means unaudited condensed consolidated financial statements of the Bank prepared in accordance with International Accounting Standard (IAS) 34 "Interim Financial Reporting" and included the interim condensed consolidated statement of financial position of the Bank as of the end of calendar quarter and relevant interim condensed consolidated statements of comprehensive income, interim condensed consolidated statements of changes in equity and interim condensed consolidated statements of cash flows for three, six or nine months of respective year.

Laws means any ordinance, resolution, rule, code, order, constitution, agreement, common law, judgment, other requirement or other legislative act of any Governmental Authority of the Republic of Kazakhstan.

Leased Real Property means all real property leased or subleased by the Bank that is used or held for use primarily in the Business.

Legal Proceedings means dispute being under consideration in a court or arbitration, as well as dispute at the stage of pre-arbitration or other pre-court dispute resolution procedure.

Pool of Loans means outstanding loan at any time granted by the Bank and applicable warranties given by the Bank to the Bank’s customers.

Loan Pool Exclusions has the meaning set forth in Section 8.4.

Losses means expenses incurred by a Person whose right is violated, loss or damage to the property (actual damage).

Material Contracts means any written Contract that: (a) represents an aggregate future liability in excess of 10% of the Assets with respect to the Business; (b) contains covenants limiting the ability of the Bank to engage in any line of business or to compete with any Person; (c) has as counterparty any Governmental Authority; (d) relates to the establishment of a joint venture or partnership; (e) relates to capital expenditures and involves future payments in excess of 10% of the Assets with respect to the Business; (f) relates to Indebtedness of the Business in excess of 10% of the Assets; (g) is a lease or similar Contract: (i) entered into with respect to any tangible personal property and its terms and conditions provide payment of the amount exceeding 10% of the Assets (except those which terms and conditions provide early termination with reasonable notice of termination to be given not later than 90 (ninety) calendar days prior to the termination date, without any payments or penalties) or (ii) entered into with respect to any real property wherein facilities of the Business are located; (g) relates to any Intellectual Property Agreements or Intellectual Property Assets; or (h) is otherwise material for the Business (other than those listed in (a) to (g) above). The value "10% of Assets" is applied in the cases where otherwise is not stipulated by the Agreement.

OFAC has the meaning set forth in Section 5.13.

Owned Real Property means all real property owned in fee by the Bank.

Personal Data means details relating to particular or identified personal data subject, recorded on electronic, paper and/or other physical medium.

Purchase Price has the meaning set forth in Section 3.1.

Real Property means the Owned Real Property and the Leased Real Property. At the same time, the term “Non-core and Real Property” has the meaning set forth in Section 8.5.

Seller Confidential Information means all confidential or proprietary information relating to the business or operations of the Bank of the Seller prior to Closing, including information and data related to sales, marketing, finance, production, operations, intellectual property, methods of operation, customers, customer lists, products, prices, costs, trade secrets, know-how, personnel, suppliers and competitors. Seller Confidential Information does not include, and there shall be no obligation with respect to, information that: (a) is Buyer Confidential Information; (b) is generally available to the public or otherwise in the public domain on the Closing Date; (c) becomes generally available to the public or otherwise in the public domain or known to the recipient after the Closing Date, other than as a result of impermissible disclosure by a Person with an obligation of confidentiality to the Seller or its Affiliates; (d) is developed independently by or for the Buyer without use of or reference to any Seller Confidential Information and without violation of any obligation of confidentiality; (e) was already in the Buyer’s possession free of any obligation to keep it confidential at the time of its disclosure; or (f) is subject to disclosure to the third parties or Governmental Authorities in accordance with the requirements of applicable Laws.

Seller Disclosure Schedule means disclosure schedule of the Seller contained in Annex 1 (Seller Disclosure Schedule) hereto.

Taxes means taxes and other compulsory payments into the budget.

Tax Claim has the meaning set forth in Section 10.3(a).

Tax Proceeding has the meaning set forth in Section 10.3(a).

Tax Reporting means any return, declaration, report, claim for refund, information return or statement or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

Transaction Documents means this Agreement, the agreement to cession of claims for the Pool of Loans that shall be entered into pursuant to Section 8.4 hereof, the Non-core and Real Property Purchase and Sale Agreement that shall be entered into pursuant to Section 8.5 hereof.

1.2
AFR means the Agency for Regulation and Development of the Financial Market of the Republic of Kazakhstan. Interpretation. For purposes of this Agreement:

(a)
Headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

(b)
References to Articles, Sections, Annexes and Schedules are to the Articles, Sections, Annexes and Schedules in or attached to this Agreement.

(c)
Annexes are part of this Agreement and have effect as if set out in full in the body of this Agreement. Any reference to this Agreement includes the Annexes.

(d)
References to any agreement or other document means such agreement or document as amended or supplemented from time to time, unless specifically stated otherwise.

(e)
References to Laws means such Laws as amended from time to time, and include any successor legislation thereto and any regulations promulgated thereunder.

(f)
The words “including” and “includes” shall be deemed to be followed by the words “without limitation”.

(g)
The words “herein”, “hereof”, “hereby”, “hereto” and “hereunder’ refer to this Agreement as a whole.

(h)
Nothing contained in this Agreement shall be basis for interpretation with a view to prejudice the rights of any party only for the reason that this party was liable for drafting this Agreement or any part thereof.

ARTICLE 2
PURCHASE AND SALE

2.1
Purchase and Sale of the Ordinary Shares. The Seller undertakes to transfer the Ordinary Shares into the ownership of the Buyer, and the Buyer undertakes to accept the Ordinary Shares and to pay the Purchase Price and other payments pursuant to the terms and procedures as provided hereby.

ARTICLE 3
PURCHASE PRICE

3.1
Purchase Price. The Purchase Price for Ordinary Shares (the “Purchase Price”) shall be determined in KZT as follows:

(a)
Bank’s Equity as of June 30, 2020 minus 1 708 416 000 (one billion seven hundred and eight million four hundred and sixteen thousand) KZT,

(b)
multiply a value obtained in (a) by 1.1 (one point one tenth),

(c)
subtract a positive difference between the Net Book Value of the Pool of Loans and actual selling price of the Pool of Loans from value obtained in (a). If negative value is obtained as a result of subtraction of actual selling price of the Pool of Loans from the Net Book Value of the Pool of Loans, its positive value shall be added to value obtained in (b),

(d)
subtract a positive difference between the Net Book Value of the Non-core and Real Property and actual selling price of the Non-core and Real Property from value obtained in (c). If negative value is obtained as a result of subtraction of actual selling price of the Non-core and Real Property from the Net Book Value of the Non-core and Real Property, its positive value shall be added to value obtained in (c).

3.2
Purchase Price Determination. Subject to fulfillment of conditions contained in Article 11 hereof, except the Buyer's obligations stipulated in Section 11.1(a)(iv), the Seller shall give to the Buyer a notice containing the Purchase Price and settlement procedure, as well as Closing Date. The Closing Date cannot be the date later than December 28, 2020.

3.3
Payment of Purchase Price. Not later than within three (3) Business Days preceding the Closing Date the Buyer shall pay the Purchase Price for Ordinary Shares to the Seller subject to notice of the Seller received pursuant to Section 3.2 hereof. The funds that are the Subject of the Pledge (as defined in Section 9.1 hereof) will be used for the purpose of fulfilling the Buyer's obligations to pay the Purchase Price.

ARTICLE 4
CLOSING

Subject to the Buyer's fulfillment of the obligation in accordance with Section 8.2 of the Agreement hereof and payment by the Buyer of the Purchase Price pursuant to Section 3.3 hereof, the Closing will take place by issue of orders by the Parties to Central Securities Depository JSC (hereinafter referred to as the CD) for writing-off of the Ordinary Shares of the Seller’s personal account and placing of the Ordinary Shares to the Buyer’s personal account with the CD’s accounting system, that will be at the date specified in the Seller’s notice given to the Buyer pursuant to section 3.2 hereof. If purchase and sale of the Ordinary Shares will take place in the organized securities market or on the AIFC stock exchange, Closing procedure will be agreed by the Parties separately.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE SELLER

Except as set forth in the Seller Disclosure Schedule, the Seller represents and warrants to the Buyer that, to the Seller’s Knowledge. 3 (three) years preceding the date of this Agreement and if applicable, all statements contained in Article 5 are true and correct.

5.1
Seller. The Seller is a joint stock company incorporated under the Laws. The Seller has all rights to enter into this Agreement and the other Transaction Documents to which it is a party, and to carry out its obligations hereunder.

5.2
Bank and Ordinary Shares

(a)
The Bank is a joint stock company incorporated under the Laws. The Bank owns and/or uses and/or disposes property required for the Business. The Bank is entitled to carry out its business as it has been prior to conclusion of this Agreement. The Bank is licensed to do business or other operations.

(b)
The Bank’s Ordinary Shares consist of 13 500 000 (thirteen million five hundred thousand) shares, 9 356 140 (nine million three hundred and fifty six thousand one hundred and forty) shares of which are issued and outstanding. Issued and outstanding Ordinary Shares constitute 100% of the Bank’s Ordinary Shares. The Ordinary Shares are owned by the Seller and free of all Encumbrances. Upon settlement of the transactions contemplated by this Agreement, the Buyer shall own all of the outstanding Ordinary Shares. The Bank has not any Indebtedness in relation to dividends payable on the outstanding Ordinary Shares.

(c)
The Bank subsidiary is Limited Liability Partnership “OUSA Nova” incorporated under the Laws. The Bank has no any subsidiaries other than LLP “OUSA Nova”.

5.3
Validity. The Ordinary Shares may act as object of civil law relations in accordance with the requirements of applicable Laws.

5.4
Financial Statements

(a)
The Audited Financial Statements for the periods ended December 31, 2015-2019 have been prepared in accordance with IFRS and complied in all material respects with the requirements of applicable Laws. With regard to the Interim Financial Statements for the period ended June 30, 2020, no facts have been revealed that could serve as a basis for us to state that the Interim Financial Statements were not prepared in all material respects in accordance with International Accounting Standard (IAS) 34 "Interim Financial Reporting".

(b)
The Financial Statements fairly present in every material respect discloses the Assets, liabilities, financial position and profits and losses of the Bank as of the respective accounting date in accordance with IFRS.

(c)
After the date of preparation of the last Interim Financial Statements:

(i)
the Bank has carried out the business customarily;

(ii)
there were no any material adverse changes in the Bank’s financial position.

5.5
Status of the Bank Assets. Except for non-core property, the buildings, facilities and equipment owned or leased by the Bank, book value of which exceeds 30 000 000 KZT (thirty million) with respect to single property asset, are structurally operative, in a good shape and suitable for intended use.

5.6
Reports. The Bank, without material breach of Laws, has filed or made reports in respect to compliance with prudential standards to the relevant Governmental Authorities and AFR, as well as required adjustments thereto, which were required to be filed or made available by the Bank pursuant to the laws and regulations of the Republic of Kazakhstan.

5.7
Material Contracts. Seller Disclosure Schedule contains all Material Contracts in effect on the date of this Agreement, which are not associated with the banking operation carried out by the Bank. To the Seller’s Knowledge, there are no Legal Proceedings with respect to information about Material Contracts which has not been disclosed to the Buyer. For the purpose of defining the "Material Contracts" in this Article, the value "30,000,000 (thirty million) KZT" shall be applied.

5.8
No AFR’s Instructions. The Bank is not subject to any supervisory control measures, except those published on the official AFR’s Internet resource. The Bank complies, in all material respects, with the prudential and other binding standards and limits established by the Laws.

5.9
Property

(a)
With respect to all real and tangible personal property, book value of which exceeds 30,000,000 (thirty million) KZT per unit of the property, recorded in the Audited Financial Statements, as well as acquired after the Accounting Date, the Bank has the right of ownership or leasehold, except for property sold or otherwise alienated after the Accounting Date in the ordinary course of Business.

(b)
With respect to Owned Real Property, the Bank has delivered or made available to the Buyer all true, complete and correct copies of the deeds and other instruments by which the Bank acquired the Owned Real Property. In addition, the Bank has delivered or made available to the Buyer the copies of all insurance policies for all Owned Real Assets (if any).

(c)
With respect to Leased Real Property, the Bank has delivered and made available to the Buyer all true, complete and correct copies of each lease affecting the Leased Real Property.

(d)
To the Bank’s Knowledge, the use of the Real Property owned by the Bank does not violate any material requirements of the Laws.

5.10
Intellectual Property. The Bank has exclusive rights to trademark “My Kassa”. The Bank has not received any written notification of any claims regarding the “My Kassa” trademark owned by the Bank.

5.11
Taxes. The Bank has duly and timely filed applicable Tax Returns in all jurisdictions where such Tax Returns are required to be filed, and all such Tax Returns are true and complete in all material respects, based on the interpretation of Law standards by the Bank applicable at the time of performance of the relevant tax liability. All Taxes of the Bank have been fully and timely paid, based on the interpretation of Law standards by the Bank applicable at the time of performance of the relevant tax liability. The Bank acting as withholding agent has calculated, withheld and paid all Taxes required to be withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, counterparty or other third party. The Bank has not any unresolved or pending disputes, claims, audits, examinations or other procedural actions or proceedings regarding any Tax of the Bank, or its Assets, except the ones designated in Annex 5. The Bank has not been involved in any transaction or series of transactions the main purpose, or one of the main purposes of which, was the avoidance of Tax, or any transaction that produced a loss for Tax purposes with no corresponding commercial or economic loss. At no time during the past 5 (five) years has the Bank been a United States real property holding corporation (including share in the mine, well or other natural deposit) located within the USA or Virgin Islands, or any other participation (except those as creditor) in any United States corporation.

5.12
Labor conditions. The employment agreements have been entered into with all of the current employees, including the Bank's executive employees, providing payments and compensations in accordance with the Law. Moreover, the Seller Disclosure Schedule contains information on remuneration of labor of the Bank employee to which specific wage conditions are applied.

5.13
OFAC. The Seller is not a Person who a United States Person is restricted from doing business under regulation of Office of Foreign Asset Control (“OFAC») (including those named on OFAC’s Specially Designated and Blocked Persons List), or under any statute, executive order or other governmental actions. To the Seller’s Knowledge, the Seller is not engaged in any transactions, is not Affiliate with any Person who a United States Person is restricted from doing business under regulation of OFAC or under any statute, executive order or other governmental action. The Buyer has informed the Seller that the Buyer can be prohibited by operation of law to conduct operations contemplated by this Agreement, if the Seller will be identified as a Person engaging in or has engaged in transactions with a Person or Persons who a United States Person is restricted from doing business under regulation of OFAC.

5.14
Insurance. The Bank has obligatory insurance policies in force under applicable Laws. The Bank is insured with insurers against such risks and in such amounts as the management of the Bank reasonably has determined to be prudent and consistent with industry practice, and the Bank is in compliance in all material respects with their insurance policies and is not in default under any of the terms thereof.

5.15
Securities. The Bank has good title to all securities owned by it, which are material to its Business on a consolidated basis. Such securities are free and clear of any Encumbrances except those sold under repurchase agreements, and except to the extent such securities are pledged in the ordinary course of Business to secure obligations of the Bank. Such securities are valued on the books of the Bank in accordance with IFRS in all material respects.

5.16
Brokers. Except where the Ordinary Shares will be purchased and sold in the organized securities market or on the AIFC exchange, no Person has acted, directly or indirectly, as a broker, intermediary or financial advisor of the Seller in connection with the transactions contemplated by this Agreement, and no Person is entitled to any fee, commission or like payment in respect thereof.

5.17
Employment Matters. As of the date of this Agreement, the Seller confirms that the Bank has no Legal Proceedings regarding compliance of the Bank with Labour Laws.

5.18
Legal Proceedings. There are no Legal Proceedings pending or, to Seller's Knowledge, threatened that are reasonably likely to prohibit or restrain the ability of the Seller to enter into this Agreement or perform the transactions contemplated hereby.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Seller that, to the Buyer’s Knowledge, 3 (three) years preceding the date of this Agreement all statements contained in this Article 6 are true and correct as of the date hereof and on the Closing Date.

6.1
Buyer. The Buyer is a joint stock company incorporated under the Laws. The Buyer has all rights to enter into this Agreement and other Transaction Documents to which it is a party, and to carry out its obligations hereunder.

6.2
Supervisory Control Measures. The Buyer is not subject to any supervisory control measures, except those published on the website of AFR. The Buyer is not in the state of insolvency.

6.3
Purchase Price

(a)
The Buyer has the funds required for carrying out the obligations hereunder. Such funds are free and clear of any Encumbrances and/or third party claims.

(b)
The funds required for carrying out of the Buyer’s obligations hereunder have been received by the Buyer in a lawful way in the ordinary course of entrepreneurial business in compliance with applicable rules and regulations regarding anti-money laundering and financing of terrorism and anti-corruption.

6.4
OFAC. The Buyer is not a Person who is restricted from doing business with a United States Person under the OFAC regulations (including those named on OFAC’s Specially Designated and Blocked Persons List), or under any statute, executive order or other governmental actions. To the Buyer’s Knowledge, the Buyer is not engaged in any transactions, is not Affiliate with any Person who is restricted from doing business with a United States Person under regulation of OFAC or under any statute, executive order or other governmental action. The Buyer agrees that the Seller can be prohibited by operation of law to conduct operations contemplated by this Agreement, if the Buyer will be identified as a Person engaging in or has engaged in transactions with a Person or Persons who is restricted from doing business with a United States Person under regulation of OFAC.

6.5
Brokers. Except where the Ordinary Shares will be purchased and sold in the organized securities market or on the AIFC exchange, no Person has acted, directly or indirectly, as a broker, intermediary or financial advisor of the Buyer in connection with the transactions contemplated by this Agreement, and no Person is entitled to any fee, commission or like payment in respect thereof.

6.6
Organization and Authority of the Buyer. The Buyer is a joint stock company duly registered under the Laws. The Buyer has full power to enter into this Agreement and the other Transaction Documents to which it is a party, to carry out its obligations hereunder.

6.7
Conflicts; Consents of Third Parties. The execution, delivery and performance by the Buyer of this Agreement and the other Transaction Documents, and the performance of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the certificate of incorporation, by-laws or other organizational documents of the Buyer; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Buyer; (c) conflict with or result in a violation or breach of any provision of any agreements, arrangements, securities and other transactions to which the Buyer or its Affiliates are party or issuer.

6.8
Legal Proceedings. There are no Legal Proceedings pending or, to Buyer's Knowledge, threatened that are reasonably likely to prohibit or restrain the ability of the Buyer to enter into this Agreement or perform the transactions contemplated hereby.

ARTICLE 7
COVENANTS RELATING TO CONDUCT OF BUSINESS

7.1
Affirmative Covenants. During the period from the date of this Agreement to the Closing Date or earlier termination of this Agreement, except as set forth in the Seller Disclosure Schedule, and except as expressly contemplated or permitted by this Agreement, or which disclosure is expressly prohibited by Law or agreement, the Seller undertakes to provide a notice by the Buyer’s Bank of the following transactions and actions of the Bank within five (5) Business Days from the date of the transaction or occurrence of an event:

(a)
transaction, other than business or banking operations of the Bank in excess of 30 000 000 (thirty million) KZT;

(b)
indebtedness for borrowed money (other than Indebtedness of the Bank) of any individual, corporation or other person, performance guarantees thereof, other obligations thereof, except for deposits to be accepted in the ordinary course of business;

(c)
except for distribution and payment of dividends upon preferred shares, declaration and payment of any dividend, directly or indirectly redeem any shares or other securities;

(d)
alienation of the Bank’s property in excess of 5 000 000 (five million) KZT to any individual or corporation, or release or assignment of Indebtedness to any such person, in each case other than in the ordinary course of Business, or pursuant to contracts or agreements in force at the date of this Agreement or as otherwise contemplated by this Agreement;

(e)
establishment of the Bank’s subsidiaries, except for equity interests and shares to be acquired by the Bank for disposal of pledged property;

(f)
except as required under applicable Laws (i) upward amendment of Benefit Plan, except those in the ordinary course of business consistent with past practice; (ii) increase in compensation or benefits payable to any current or former employee, officer, director or individual consultant other than increases to current employees and officers, (x) in connection with a promotion or change in responsibilities, and to a level consistent with similarly situated peer employees, (y) in the ordinary course of business consistent with past practice, or (z) compensation for completed performance periods based upon corporate performance, the performance of such employee and, if applicable, such employee's business; (iii) acceleration of vesting of any equity-based awards or other compensation; (iv) entering into any new, or amendment of any existing, employment agreements, except those in the ordinary course of Business;

(g)
pre-court settlement of claims, except involving solely monetary remedies in an amount that individually is not material to Bank, and that would not impose any material restriction on, or create any adverse precedent that would be material to, the Business;

(h)
amendment of Articles of Incorporation, except as required by applicable Laws;

(i)
introduction or adoption of any amendments to applicable accounting principles, practices or methods, other than as may be required by IFRS;

(j)
entering into any new line of business, other than in the ordinary course of business consistent with past practice (which may include partnering with third parties in origination, flow, servicing and other capacities), and introduction of material changes in the lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of the Bank’s capital exposure applicable with respect to the Bank’s loan portfolio or any segment thereof), except as required by applicable Laws, regulation or policies established by the regulator or the Bank’s development plans approved up to the date of this Agreement;

(k)
amendment of annual Tax Reporting period, adoption of new or amendment to existing Tax accounting method, filing of any materially amended Tax Return, entering into any closing agreement with respect to a material amount of Taxes (in excess of 30 000 000 (thirty million) KZT), or settlement of any material Tax claims, audits, assessments, and contestation or waiver of any material right to claim a refund of Taxes, except for enforcement of court or arbitration decisions;

(l)
the Bank assumes Liquidity Placement Restrictions as per Annex 2 (Liquidity Placement Restrictions) hereto.

7.2
Notice pursuant to Section 7.1 shall be given by e-mail to the following address: notice_kassanova@ffin.kz.

ARTICLE 8
ADDITIONAL COVENANTS

8.1
Governmental Approvals; Consents. Subject to all provisions of Section 8.9 hereof, the Buyer shall obtain governmental consents with respect to this Agreement, namely, to obtain consent to economic concentration and status of banking holding. The Seller shall use reasonable best efforts to submission of the Bank documents required for the Buyer.

8.2
Funds. Within three (3) calendar days from the date of receival of governmental consents but no later than December 23, 2020, the Buyer shall allocate funds on its account opened with the Seller in the amount of the Purchase Price specified in the Seller's notification sent to the Buyer pursuant to the Section 3.2 hereof minus the Subject of the Pledge. Such funds will be used by the Buyer to pay the Purchase Price to the Seller for Ordinary Shares in accordance with the terms and conditions hereof.

8.3
Bank Consultants. During the period from the date of this Agreement to the Closing Date or early termination of this Agreement, the Buyer shall have the right to appoint two representatives of the Buyer, who, in their turn, will be appointed as internal bank consultants (the “Bank Consultants”), and will be entitled to participate without voting rights in meetings of the Bank’s Board of Directors, Management Board, and all operating committees of the Bank. The Bank Consultants will not be appointed to the positions of executive or non-executive directors of the Bank, but will have an access to sensitive and trade secret information. The Bank Consultants will enter into employment agreements with the Bank contemplating minimum wage, and confidentiality agreements that will contemplate full material responsibility of the Bank Consultants for disclosure of the information obtained during the validity of the employment agreements.

8.4
Purchase of Pool of Loans. Not later than the Closing, the Seller undertakes to purchase the Pool of Loans of the Bank from the Bank, except for (i) issued guarantees secured by money pledge and bid bond guarantees, (ii) granted loans to be fully secured by money pledge, and (iii) credit cards and debit card overdrafts (collectively (i), (ii) and (iii) referred to as the “Loan Pool Exclusions”), set forth in Annex 3 (Loan Pool Exclusions) hereto. However, the Buyer understands and agrees that acquisition of the Encumbrance right with respect to Pool of Loans can be exercised after the Closing. In such a case, the Buyer undertakes to provide full and comprehensive assistance in re-registration of the Encumbrance, transfer and custody of the documents related to the Pool of Loans, particularly: (i) to obtain relevant consents, permits and notices of counterparties/creditors/borrowers for assignment of claims, and to provide full assistance to the Seller in case of refusal of a borrower to enter into respective contracts/agreements with the Seller (particularly, in connection with legal actions of the borrowers/pledgers or other rights/encumbrances/restrictions) and/or in connection with the borrower fail the adequate verification as required by applicable Laws (including anti-money laundering and financing of terrorism); (ii) together with the Seller, to give written notices to the borrowers of completed assignment of claims. However, the Parties agreed that the Buyer provides such assistance based only on the documents that are available in the Bank as of the Closing Date.

8.5
Purchase of Non-core and Real Property. Not later than the Closing Date, the Seller undertakes to provide acquisition of Non-core and Real Property of the Bank by subsidiary of the Seller from the Bank, list of property is specified in Annex 4 (Non-core and Real Property) hereto (the “Non-core and Real Property”).

8.6
EBRD, ADB, DAMU. Prior to the Closing Date, the Seller undertakes:

(a)
to ensure extinction of the Bank’s obligations to European Bank for Reconstruction and Development (“EBRD”), and Asian Development Bank (“ADB”),

(b)
to ensure transfer of the Bank’s obligations to Damu Entrepreneurship Fund JSC (“DAMU”) to the Seller or a Person designated by the Seller.

8.7
Legal Opinion

(a)
Not later than three (3) Business Days prior to the Closing Date, the Seller shall obtain a legal opinion from Kazakhstani legal firm that confirms obtaining of, or absence of necessity for obtaining of all required permits and corporate approvals from the Seller and relevant Governmental Authorities for entering into and performance of this Agreement and other Transaction Documents.

(b)
Not later than three (3) Business Days prior to the Closing Date, the Seller shall obtain legal opinions from USA and RF (Russian Federation) legal firms confirming obtaining of, or absence of necessity for obtaining of all required permits and corporate approvals from shareholders of the Buyer registered in the USA and RF, and relevant Governmental Authorities for entering into and performance of this Agreement, other Transaction Documents and other transactions arising out of this Agreement.

Legal firms and text of legal opinions shall be agreed by the Seller and the Buyer in advance.

8.8
Confidentiality

(a)
For a period of two (2) years after the Closing Date, the Seller shall not (and undertakes to ensure compliance with such obligation by its Affiliates), directly or indirectly, disclose or communicate to any Person other than authorized Representatives of the Buyer or its Affiliates, or use or otherwise exploit for its own benefit or for the benefit of anyone other than the Buyer or its Affiliates, any Confidential Information of the Buyer. The Seller and its Affiliates shall not have any obligation to keep confidential any Buyer’s Confidential Information to the extent disclosure is required by Laws, in which case the Seller shall, to the extent reasonably possible, provide the Buyer with prompt notice.

(b)
For a period of two (2) years after the Closing Date, the Buyer shall not (and undertakes to ensure compliance with such obligation by its Affiliates), directly or indirectly, disclose or communicate to any Person other than authorized Representatives of the Seller or its Affiliates, or use or otherwise exploit for its own benefit or for the benefit of anyone other than the Seller or its Affiliates, any Seller’s Confidential Information. The Buyer and its Affiliates shall not have any obligation to keep confidential any Seller’s Confidential Information to the extent disclosure is required by Laws, in which case the Buyer shall, to the extent reasonably possible, provide the Seller with prompt notice.

8.9
Governmental Approvals; Consents. The Buyer undertakes until December 23, 2020:

(a)
to obtain consent of the Committee on Regulation of Natural Monopolies, Protection of Competition and Consumers of the Ministry of National Economy of the Republic of Kazakhstan to economic concentration by acquisition of the Ordinary Shares, or official confirmation of the Committee that such consent to acquisition by the Buyer of the Ordinary Shares is not required;

(b)
to obtain consent of AFR to incorporation of banking holding;

(c)
to make available to the Seller the notarized copies of consent and permit in (a) and (b) above not later than three (3) Business Days from the date of their receipt.

In case of delay in obtaining of the Governmental Approvals, the Parties undertake to agree conditions for extending deadline for two (2) additional calendar months.

8.10
Preservation of Books and Records

(a)
The Seller shall have the right to retain copies of all books and records of the Business (including books and records of the Bank) relating to periods ending on or prior to the Closing Date, provided that such books and records are kept confidential in accordance with the Seller's normal confidentiality procedures.

(b)
The Buyer shall preserve and keep, or cause to be preserved and kept, the books and records of the Business (including books and records of the Bank) in the possession of the Buyer, the Bank or their Affiliates during any applicable statute of limitations as required by Laws.

8.11
Operation of the Bank Post-Closing. For a period of one year following the Closing Date, neither Buyer nor its Affiliates shall take any action that would cause any of the following events:

(a)
categorization of the Bank as insolvent;

(b)
filing of a petition in bankruptcy and/or rehabilitation of the Bank;

(c)
obtaining of a court order requiring compulsory liquidation of the Bank;

(d)
suspension of action or revoking of banking license and/or attachment thereto.

The Buyer undertakes to indemnify the Seller for all Losses, to eliminate violations of the Seller’s non-property rights that could arise in connection with the Business after the Closing Date.

ARTICLE 9
PLEDGE

9.1
Pledge. The Buyer provides the Seller with funds in the amount of 1,800,000,000 (one billion eight hundred million) KZT (hereinafter - the "Pledge Subject") as a pledge to secure the fulfillment of all Buyer's obligations hereunder (hereinafter - the "Pledge").

9.2
Type of Pledge. The Pledge is a deposit, the Pledgee is not entitled to dispose of the Pledge Subject before enforcement thereof in accordance with Section 9.4. The Pledge Subject should be transferred by the Buyer to the Seller within five (5) Business Days from the date of entry into force of this Agreement by wire transfer to the Seller's account and should remain in the Seller's possession for the entire duration of the obligations secured by the Pledge.

9.3
Scope and Form of Pledge. In order to comply with paragraph 1 of Article 307 of the Civil Code of the Republic of Kazakhstan:

(a)
pledge subject: the term of the "Pledge Subject" is defined in Section 9.1 hereof the Agreement;

(b)
the nature of the obligations secured by the Pledge: all Buyer's obligations hereunder, as well as under other transactions and documents executed pursuant to and (or) in connection with the Agreement;

(c)
value, maximum amount of liabilities secured by the Pledge: 18,000,000,000 (eighteen billion) tenge;

(d)
maturity of the obligations secured by the Pledge: December 31, 2020, but not earlier than the Buyer fulfills its obligations hereunder, as well as under other transactions and documents executed pursuant to and (or) in connection with the Agreement.

9.4
Enforcement of the Pledge Subject. The Pledge Subject is enforced without legal proceedings. The Subject of the Pledge is disposed as follows:

(a)
in the event that the Buyer breaches obligations hereunder, the Seller shall demand the Buyer to fulfill its obligations and designates a time limit for such fulfillment;

(b)
in the event that the Buyer fails to fulfill its obligations within the time designated in the Seller's claim pursuant to the Section 9.4(a) above, the Seller notifies the Buyer of the satisfaction of the Seller's claims at the expense of the Pledge Subject and, accordingly, the decrease in the Pledge Subject, which is subject to refund upon the Buyer has fulfilled all obligations hereunder;

(c)
from the date of the Seller's foreclosure notice pursuant to the Section 9.4(b) above, the Seller shall acquire the right to own, use and dispose of the Pledge Subject for the amount designated in such notice.

ARTICLE 10
TAX MATTERS

10.1
Ordinary Share Transfer Tax. Each Party shall bear expenses incidental to the Ordinary Shares transfer taxes and duties, arising out of or in connection with this Agreement and other Transaction Documents.

10.2
Tax Indemnification

(a)
When signing this Agreement, the Seller confirms that to the Seller’s Knowledge, there is no information that would indicate the Bank's Interim Financial Statements as of June 30, 2020 as the result of review report with independent auditor, “Ernst & Young” LLP, does not contain in all material respects the correct taxation-related information.

(b)
Supplementary Tax Risks associated with taxation matters for the tax periods ended December 31, 2016-2020, to the fullest extent shall be incurred by the Bank and indemnified by the Seller pursuant to the written request of the Bank to which effective requirements of the final court decision are attached (Supreme Court of the Republic of Kazakhstan, if applicable). Total liability of the Seller hereunder shall not exceed 1,000,000,000 KZT (one billion) KZT for tax periods ended December 31, 2016-2018.

10.3
Protection of Interests in Tax Proceedings (Contests)

(a)
Not later than one (1) calendar day upon receipt by the Bank of the notice on any Legal Tax Proceeding (“Tax Proceeding”), for which the Seller may reasonably be expected to be liable to other party pursuant to Section 10.2 (a “Tax Claim”), the Buyer shall give the Bank’s prompt written notice to the Seller of such Tax Claim.

(b)
The Seller shall have the right at their expense to represent the interests of the Seller or the Bank in any Tax Claim relating exclusively to taxable periods ending on or before the Closing Date, provided that:

(i)
The Seller will ensure timely submission by the Bank to the Seller of all required documents and information concerning the merits of Tax Proceeding, including power of attorney to represent the interests of the Bank;

(ii)
The Seller shall keep Buyer informed with respect to the status of any such Tax Proceeding;

(c)
If the Seller decides not to represent its interest or the interest of the Bank in any such Tax Proceeding, the Buyer or the Bank are entitled to represent themselves on such Tax Proceeding whereby provision of Seller's written consent shall not be unreasonably paused or retarded.

(d)
In case of failure to comply with the provision of Section 10.3(b), the Bank and/or the Buyer will not have the right to claim from the Seller any indemnification with respect to Tax Proceeding.

ARTICLE 11
CONDITIONS TO CLOSING

11.1
Conditions. Obligations in respect of purchase and sale of the Ordinary Shares hereunder shall be carried out, provided that banking license of the Bank is valid and not revoked, and upon fulfillment of the following conditions:

(a)
by the Buyer:

(i)
obtaining of the governmental approvals pursuant to Section 8.9;

(ii)
obtaining of required corporate consents and approvals to entering into and performance of this Agreement, transactions contemplated by this Agreement and other Transaction Documents;

(iii)
lodging of Pledge pursuant to the Article 9;

(iv)
investment of funds on the Buyer’s account opened with the Seller pursuant to Section 8.2;

(v)
obtaining of legal opinions pursuant to Section 8.7(b).

(b)
by the Seller:

(i)
obtaining of required corporate consents and approvals to entering into and performance of this Agreement, transactions contemplated by this Agreement and other Transaction Documents;

(ii)
obtaining of legal opinion pursuant to Section 8.7(a);

(iii)
carrying out of obligations pursuant to Sections 8.4 and 8.5.

(c)
The Parties shall inform each other according to fulfillment of the conditions contemplated by 11.1(a) and 11.1(b) above with attachment of originals or notarized copies of the documents confirming their fulfillment. Texts of the corporate consents and approvals shall be agreed by the Seller and the Buyer in advance.

ARTICLE 12
INDEMNIFICATION

12.1
Survival. The representations and warranties of the Parties contained herein shall remain in full force and effect until the Closing Date.

12.2
Certain Limitations. Provisions of this Agreement concerning Indemnification shall be subject to the following limitations:

(a)
The Seller shall not be liable to the Buyer for indemnification until the aggregate amount of all Losses requiring indemnification exceeds 60 000 000 KZT (sixty million), in the event of reaching it the Seller shall be liable for all such Losses in excess of the amount above.

(b)
The Buyer shall not be liable to the Seller for indemnification until the aggregate amount of all Losses requiring indemnification exceeds 60 000 000 KZT (sixty million), in the event of reaching it the Buyer shall be liable for all such Losses in excess of the amount above.

12.3
Loss of Profits. Loss of Profits shall not be subject to indemnification by the Parties hereunder.

ARTICLE 13
TERMINATION

13.1
Termination. This Agreement may be terminated prior to the Closing Date:

(a)
By mutual written consent of the Seller and the Buyer;

(b)
By the Buyer: by written notice to the Seller, if any of the conditions specified in Section 11.1(b) hereof are not fulfilled by December 23, 2020;

(c)
By the Seller: by written notice to the Buyer, if any of the conditions specified in Section 11.1(a) hereof and/or in Article 7.1 (a) of the Bank's Preference Shares Purchase and Sale Agreement dated _______, 2020 are not fulfilled by December 23, 2020;

(d)
By the Buyer or the Seller, if any Governmental Authority issues any Governmental Order restraining or prohibiting the transactions contemplated by this Agreement;

(e)
The Parties agree that subject to declaration of emergency rule or quarantine over the whole territory of the Republic of Kazakhstan and/or in Almaty and/or Nur-Sultan, the deadline for fulfillment of the obligations shall be suspended for the duration of such emergency rule or quarantine, provided that such quarantine or emergency rule affects the deadline for fulfillment by the Parties of their obligations.

13.2
Effect of Termination. In the event of the termination of this Agreement:

(a)
By the initiative of the Buyer, pursuant to Section 13.1(b), the Seller undertakes to pay to the Buyer an amount of 1 800 000 000 KZT (one billion eight hundred million) by wire transfer of funds to the Buyer’s account specified by the Buyer, and also immediately return the Pledge Subject to the Buyer;

(b)
By the initiative of the Seller, pursuant to Section 13.1(c), the Buyer undertakes to pay to the Seller an amount of 1 800 000 000 KZT (one billion eight hundred million) by wire transfer of funds to the Seller’s account specified by the Seller.

Therewith, the provisions of this Agreement contained in Article 8.8, Article 9 and Section 13.2(b) shall survive.

ARTICLE 14
MISCELLANEOUS

14.1
Validity of Agreement. This Agreement shall become effective from the date of receipt of the corporate consents to entering into and performance of this Agreement and other transactions arising out of or in connection with this Agreement by the Buyer and the Seller, and shall remain in full force and effect until the Parties fully fulfill their obligations.

14.2
Expenses. Except as otherwise provided in this Agreement or other Transaction Documents, the Seller, on the one hand, and the Buyer, on the other hand, shall bear their own expenses incurred in connection with the negotiation and execution of this Agreement, the other Transaction Documents, or any other agreement, document contemplated by this Agreement, as well as performance of the transactions stipulated by this Agreement and aforementioned documents. The Buyer shall bear all expenses for payment of registration and other fees in connection with registration or submission of the documents with any Governmental Authority.

14.3
Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (i) when delivered, if delivered personally to the intended recipient (or when left at the correct address); (ii) when received by the addressee, if sent by a recognized courier service; (iii) on the date sent by email (with confirmation of receipt of the email and any attachments) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (iv) on the fifth (5) Business Day after the date mailed, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 14.3):

(a)
when sending correspondence to the Seller:

 ForteBank Joint Stock Company

Republic of Kazakhstan, 010017, Nur-Sultan, Yesil district, Dostyk Str., Bld. 8/1

E-mail: info@fortebank.com

To: Chairman of the Management Board

(b)
when sending correspondence to the Buyer:

Freedom Finance JSC

Republic of Kazakhstan, 050040 Almaty,

77/7 Al-Farabi Ave., BC “Esentai Tower”, 7th floor

E-mail: ler@ffin.kz

To: Chief Financial Officer

14.4
Separability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement in such jurisdiction. In addition, such circumstances shall not be the ground for recognition of this Agreement invalid or unenforceable as a whole.

14.5
Entirety. This Agreement and the other Transaction Documents constitute the entire agreement, and supersedes all prior agreements and understandings (both written and oral), among the Parties regarding the subject matter hereof. If there is an inconsistency between the statements in the body of this Agreement and those in the other Transaction Documents, the Exhibits and Schedules, the provisions of this Agreement shall prevail.

14.6
Successors and Cessionary. This Agreement is binding upon and drawn up to the benefit of the Parties hereto and their respective successors and permitted cessionaries. Except as provided by this Agreement, neither Party may assign its rights or obligations hereunder without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed; provided that prior to the Closing Date the Buyer may, with the prior written consent of the Seller, assign all or any portion of its rights under this Agreement to one or more of its direct or indirect wholly-owned subsidiaries, or direct or indirect shareholders or any third parties without changing the due date of the Closing Date specified in Section 3.2 hereof.

14.7
Amendment and Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each Party hereto. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

14.8
Governing Law and Submission to Jurisdiction. This Agreement shall be governed by and construed in accordance with the Laws. All disputes hereunder shall be resolved in the courts of the Republic of Kazakhstan. The courts of the Republic of Kazakhstan shall have exclusive jurisdiction to settle any dispute or claim between the Parties hereto, whether they are issue of law or equity, arising out of or in connection with this Agreement or contracts, transactions, instruments or documents as contemplated by this Agreement. The Parties hereby agree to submit to exclusive jurisdiction of the courts of the Republic of Kazakhstan. Each Party hereby waives and agree not to declare in any dispute, insofar as permitted by Laws, any claim, that:

(a)
the Party fails to submit to jurisdiction of the courts of the Republic of Kazakhstan;

(b)
the Party and its property is immune from any legal act adopted by a court of the Republic of Kazakhstan; and

(c)
each legal or other proceeding to be held in the courts of the Republic of Kazakhstan is the improper way of resolution of a dispute between the Parties.

In furtherance of aforesaid, each of the Parties shall agree that it will not declare or support any action of its parent company or its business owner or a person granted finance to the Buyer (for entering into and performance of this Agreement), or their representatives, or actions of the Parties against any of the above persons in any way related to this Agreement or any transaction contemplated by this Agreement, including, but not limited to disputes arising out of or in any way related to any legally binding document or to execution of such document in any place and way of dispute resolution, except for the courts of the Republic of Kazakhstan.

14.9
Language. This Agreement is made in Russian and Kazakh, and interpretation of the Agreement in Russian shall prevail.

14.10
Counterparts. This Agreement is made in two (2) copies having equal power, one for each of the Parties.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date specified in the Preamble by their respective duly authorized officers.

ForteBank JSC	FREEDOM FINANCE JSC
/s/ Guran Andronikashvili	/s/ Sergey Lukyanov
Name: Guram Andronikashvili	Name: Sergey Lukyanov
Title: Chairman of Management Board	Title: Chairman of Management Board